[Kellogg Company Letterhead]
May 23, 2008
VIA EDGAR AND FACSIMILE
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549-7010
Attention: H. Roger Schwall, Assistant Director
Re:	Kellogg Company Form 10-K for Fiscal Year Ended December 29, 2007 Filed February 25, 2008 Schedule 14A Definitive Proxy Statement Filed March 5, 2008 File No. 001-04171
Ladies and Gentlemen:
     As Executive Vice President and Chief Financial Officer of Kellogg Company (the “Company”), I am responding to the letter from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) dated April 23, 2008, containing comments on the above-referenced filings. The responses below correspond to the captions and numbers of those comments (which are reproduced below in bold). As noted in the Company’s responses below, all proposed revisions refer to the Company’s intended method for complying with the Staff’s comments in the Company’s future filings with the Commission, if appropriate given the then current facts and circumstances.
Business, page 3
1.	We note that Wal-Mart Stores and its affiliates accounted for 19% of the consolidated net sales during 2007. You further disclose that “[y]our top five customers, collectively, accounted for approximately 32% of [y]our consolidated net sales and approximately 40% of U.S. net sales.” It is unclear whether the “top five customers” include Wal-Mart Stores and its affiliates. Please clarify. Also, please disclose whether any of the top five customers, other than Wal-Mart, accounted for more than 10% of the consolidated revenue in 2007. See Item 101(c)(vii) of

Securities and Exchange Commission
May 23, 2008

Regulation S-K. Also, file as an exhibit the contracts, if any, with customers that accounted for more than 10% of your consolidated revenue.

Response: Wal-Mart Stores and its affiliates (collectively, “Wal-Mart”) are included in the top five customers that, collectively, accounted for approximately 32% of our consolidated net sales and approximately 40% of U.S. net sales. During 2007, no customer other than Wal-Mart accounted for more than 10% of our consolidated revenue. In our 2008 Annual Report on Form 10-K, we will explicitly clarify this type of information about our top customers.

While we do from time to time in the ordinary course of our business enter into agreements with Wal-Mart governing aspects of our terms of sale, those agreements are not material in that there is no obligation on the part of Wal-Mart by virtue of the agreement to make any payment or purchase any of our products. These agreements ordinarily accompany the kind of business conducted by us and we are not substantially dependent on any of these agreements. Although Wal-Mart is an important business partner for the Company, the Company and Wal-Mart do not have any material long-term contractual commitments to each other. Accordingly, we do not believe it is necessary to file as an exhibit any current agreements with Wal-Mart.
Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A), page 12
2.	We note that you “manage [y]our Company for sustainable performance defined by [y]our long-term annual growth targets.” We note that you do not disclose the targets, making it difficult for the reader to assess your performance relative to your expectations in 2007. Please discuss your performance relative to the set targets in 2007, disclosing whether or not you met your targets.

Response: Our long-term percentage growth targets are low single-digit for internal net sales, mid single-digit for internal operating profit, and high single-digit for net earnings per share. We define these targets in ranges as follows:
•	Low single-digit — 1 to 3%;

•	Mid single-digit — 4 to 6%; and

•	High single-digit — 7 to 9%.
In future filings with the SEC, beginning with our Form 10-Q for the period ended March 29, 2008 we will clarify how we define these targets.

Our 2007 performance, as presented, was as follows:

Securities and Exchange Commission
May 23, 2008

Consolidated results
(dollars in millions)	2007

Net sales	$11,776
Net sales growth: As reported	8.0%
Internal (a)	5.4%
Operating profit	$1,868
Operating profit growth: As reported	5.8%
Internal (a)	3.1%
Diluted net earnings per share (EPS)	$2.76
EPS Growth	10%

(a)	Our measure of “internal growth” excludes the impact of currency and, if applicable, acquisitions, dispositions, and shipping day differences.
Our internal net sales growth was 5.4%, which exceeded our target of 1 to 3 percent. Internal operating profit growth was 3.1%, which was slightly below our 4 to 6 percent target. Growth in net earnings per share was 10%, which slightly exceeded our 7 to 9 percent target.

In our 2008 Annual Report on Form 10-K, we will discuss our performance relative to set targets and whether or not we met our targets.
Consolidated Statement of Cash Flows, page 33
3.	We note you have presented the changes in operating assets and liabilities as a net amount within operating activities on the face of your statement of cash flows, with disclosure of the component line items in a footnote thereto. In future filings, please present all material elements of changes in operating assets and liabilities, along with all other material line items or items requiring specific disclosure, on the face of the statement of cash flows. Refer to paragraph 29 and appendix C of FAS 95.

Response: We will present all material elements of changes in operating assets and liabilities, along with all other material line items requiring specific disclosure, on the face of the consolidated statement of cash flows in our future filings beginning with our Form 10-Q for the period ended March 29, 2008.
Schedule 14A filed March 5, 2008
4.	We note that you established objective measures to determine payouts under the AIP and the Executive Performance Plan for 2007 but have not disclosed the targets and “bandwidths” established for each plan “because [you] believe [that] disclosure of th[e] information would cause Kellogg competitive harm.” To the extent you believe that disclosure of qualitative and quantitative targets is not required because

Securities and Exchange Commission
May 23, 2008

it would result in competitive harm such as the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation for such conclusion.

Response: The Company believes it responded to and resolved this comment during the Staff’s review of the Company’s 2007 proxy statement, which concluded with a letter from the Staff dated February 25, 2008. See also the letters from the Company dated November 6, 2007 and December 21, 2007 that we previously filed with the SEC.
Long-Term Incentives, page 24
Stock Options, page 24.
5.	Please briefly describe the “pre-established grant guidelines calibrated to competitive standards and approved by the Compensation Committee under the LTIP,” upon which the Committee bases its stock option grant determinations.

Response: The “pre-established grant guidelines” refer to dollar targets for stock-based awards obtained from compensation surveys. These dollar targets increase as salaries increase. For ease of administration, salaries are organized into ranges, and each range has a corresponding dollar target for stock-based awards. These dollar targets are converted into shares in a way that reflects the appropriate value for each type of award — stock options or performance shares. This approach is used for positions below our NEOs and certain other senior executives. For our NEOs and certain other senior executives, stock-based awards are determined on a position-by-position basis using survey data for corresponding positions in the “compensation peer group” (see page 20 in our 2008 proxy statement). In our 2009 proxy statement, we will add disclosure to describe our “pre-established grant guidelines calibrated to competitive standards .”
* * * * *

Securities and Exchange Commission
May 23, 2008

     I hope that the foregoing has been responsive to the Staff’s comments. All inquiries, questions, comments, notices and orders with respect to this letter, should be directed to the undersigned at (269) 961-3125 or via facsimile at (269) 961-6598. In addition, as you requested in your letter, the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
/s/ John A. Bryant
John A. Bryant
Executive Vice President and Chief Financial Officer